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                                                                      EXHIBIT 18



March 2, 2001

Martin Industries, Inc.
301 East Tennessee Street
Florence, Alabama 35630

RE: FORM 10-K REPORT FOR THE YEAR ENDED DECEMBER 31, 2000

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of December 31, 2000, the Company changed from the Last-In, First-Out method
(LIFO) of accounting for inventory to the First-In, First-Out method (FIFO). According to the management of the Company, this change was made for the following reasons: (1) the FIFO method provides a better matching of current costs with current expenses, (2) the Company is experiencing financial difficulty and creditors have an increased focus on the Company's balance sheet, and (3) the FIFO method provides a better measurement of inventory valuation and operating results.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


Very truly yours,

Arthur Andersen LLP